SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 20 April 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



                     ADDRESS TO SHAREHOLDERS AT THE ANNUAL
               GENERAL MEETING OF BP p.l.c. ON APRIL 20, 2006 BY
    PETER SUTHERLAND, KCMG, CHAIRMAN AND LORD BROWNE, GROUP CHIEF EXECUTIVE


Introduction by Peter Sutherland

Good morning ladies and gentlemen. Thank you for joining us at the 97th Annual General Meeting of BP p.l.c. here at the ExCeL Centre in London's Docklands.

Seated on the stage with me in the front row are John Browne, Group Chief Executive; Byron Grote, Chief Financial Officer, DeAnne Julius, Chairman of the Remuneration Committee, David Jackson, our Company Secretary; Ian Prosser, Deputy Chairman and senior independent director - Ian is also Chairman of the Audit Committee and Walter Massey, Chairman of the Ethics and Environment Assurance Committee.

Regrettably Erroll Davis is unable to join us as he has been required to attend to urgent business in Atlanta, Georgia. All the other current members of the Board are on stage with us.

Michael Wilson, whose name appears in the Notice of Meeting being proposed for re-election, stood down as a Director of the Company at the end of February. Michael has been appointed by the Canadian Government as their Ambassador in Washington DC. He was thus unable to continue to serve on our Board.

Michael Miles is joining us for the last time as he is standing down as a Director at the conclusion of the meeting.

Now, as you will have seen from the Notice of Meeting that you received a month or so ago, we have given more detail on the nature of an Annual General Meeting and how you can best participate in our discussions.

You will also see from the Notice that we have changed the order in which we are taking today's business. Last year a number of you suggested that we begin by considering the performance and plans of the Company rather than leave this until the formal items of business have been had been transacted. So this is how we will begin today.

After my introductory remarks, Lord Browne will make a presentation on our business performance and strategy by way of introduction to the first Resolution. We will then take questions.

Many of you will have noticed that the Notice of Meeting has become a lengthier document. The goal has been to try to provide shareholders in a single document with all the materials they need to attend and participate here today. This is just one of a number of initiatives we have taken in developing our corporate reporting.

BP's corporate reports address a series of different audiences. The Annual Report has now become a lengthy compliance-focussed document, made even longer by the required disclosures of the recently adopted International Financial Reporting Standards.

The Annual Review, which is taken by the vast majority of our shareholders, is a shorter more accessible format. It is intended to provide the key information that shareholders require.

The Company is described in a more editorial style than the Annual Report. The Directors' Remuneration Report appears in summary form and we have removed the lengthy Governance report from the Review. For this reason we have set out both reports in full in the Notice of Meeting.

We would certainly welcome your views on whether we have got the balance right.

So what of BP in 2005?

As I said in my letter to you in the Annual Report this has been a truly challenging year.

John Browne will shortly be describing the Company and its strategy. He will also reflect on the challenges which our Executive team have had to face over the past 12 months. Internal and external events have had an impact on the Group - some positive, some negative. Let me say at the outset that John and his Executive team have done an excellent job in often challenging circumstances.

We have a sound strategy in which we have confidence. It is delivering value for shareholders and we believe it will continue to do so for the long term.

Our work as a Board in the last year has clearly demonstrated that we have to be able to work on the scrutiny and shaping of strategy while at the same time carrying out detailed monitoring of the Group's operational activity and performance.

There has been a tendency in the period following the Higgs Report and the review of the Combined Code for boards to see themselves falling into one of two categories.

The Strategic Board to support and encourage entrepreneurial activity and the Monitoring Board which must act as a corporate policeman, a gatekeeper to Executive Management. A high performing Board must do both. It must be able to contribute to the strategic debate while ensuring that detailed issues of control are addressed. I believe that we are striking just the right balance as a Board.

The advent of sustained high oil prices has made us look at the shape of our business through a different lens. The continued development of the Group over the next five to ten years, and beyond, has been a major area of strategic focus for the Board throughout the year.

This clearly continues. Our core strategy remains unchanged but it has to be refined. Access to reserves, the impact of rapid economic growth in China and India, alternative forms of energy production and developments in technology are all issues which are being actively considered. We are a business with a long stride. We must extend our strategic view to a distant horizon.

All of the Board Committees, which bear the brunt of the Board's monitoring activity have been very fully occupied. A report on the work of each committee is included in our Board Performance Report. We are endeavouring to develop these reports so that shareholders get a real insight into the work that is done. The Audit Committee met 12 times in the year; the Ethics and Environment Assurance Committee, met seven times. This reflects the substantial business that these Committees have to consider and the not insubstantial time required for preparations. Certainly the advent of IFRS added to the work of the Audit Committee this year. The tragic incident at Texas City required the EEAC to consider specifically the causes of the incident and the implications for the Group as a whole.

Separately the Chairman's Committee and the Nominations Committee have been active to ensure that Director succession, both Executive and Non-executive, takes place in an orderly manner.

Last year I used this meeting as an opportunity to comment positively on the advent of the Operating and Financial Review. I explained that we believed that dialogue was required as companies sought to find the right balance in terms of disclosure.

BP is, I believe, rightly proud of the suite of reports we make available to shareholders and other interested parties. We have received very positive feedback.

Corporate reporting is once again under discussion as part of the Government's Company Law Reform agenda. In all of this it is important for companies and their shareholders that there is clarity over what has to be done and what responsibility Boards have to take for their actions, decisions and disclosures.

It is vital that we have the right Company Law Framework going forward. I am not convinced that legislators have yet got the balance right in the clauses presently under debate in order to allow companies to act in a commercial manner, creating value for the benefit of their shareholders and society as a whole without needless burdens of red-tape and process.

Having spoken of the value we must create for shareholders, you will recall that last year we made a step-change in the dividend that we pay. Since then shareholders have seen further incremental increases.

The dividend forms only part of our distribution to shareholders. The other form of distribution is the share buy-back programme. I believe that buying back shares benefits all shareholders by reducing the number of shares in issue and thereby supporting the value of our shares. The combination of dividend and buy-back strikes a balance between the needs of our different shareholders. We value those shareholders as long-term holders who I believe are receiving an excellent return on their investment.

As I have already mentioned, Michael Wilson left the Board in February. Michael joined the BP Board in 1998 at the time of the Amoco Merger, having served on the Amoco Board since 1993. He had a distinguished political career between 1974 and 1993 and a fine business career subsequently. He had a keen interest in corporate governance matters being the Chairman of the Canadian Coalition of Good Governance. Michael brought all the strengths from his political and business background to our Board and Committee deliberations.

Michael Miles retires from the Board today. Michael joined the Board in 1994 at a time when BP was a very different Company to that which we see today. Michael's broad business perspective, gained from an impressive business career, has been invaluable to the Board. His knowledge of the Far East has been particularly important. Michael has also made a significant contribution as a Director of the Company's Pension Scheme.

Both Michael Miles and Michael Wilson sat on the Audit and the Ethics and Environment Assurance Committees where their background and experience have been a source of wisdom and insight. I should like to thank them on your behalf for their dedicated service and on a personal note, I would wish to acknowledge their contributions and thank them for their unswerving support over the years.

We shall miss both of them and wish them and their wives Margaret and Carol well in the future.

As a result of these departures. Tom McKillop has now joined the Ethics and Environment Assurance Committee. We are reviewing the composition of all the Board's Committees and I look forward to reporting to you on this next year.

So, to the business of the meeting. We have a formidable agenda to consider, with twenty two resolutions. You will know that it is now our practice, in the interests of transparency and good governance, that all directors should offer themselves for re election annually. This decision clearly adds to the number of resolutions before the meeting.

However, I do believe that we should be able to move through the resolutions today in a timely manner, while ensuring that all present whether shareholders, proxies or corporate representatives have a full opportunity to discuss the business before the meeting and gain an insight into the performance of the company.

So as permitted by the Company's Articles of Association, I propose to proceed as follows: firstly, with your agreement, I will take the Notice of Meeting as read.

Secondly, in order that we can move directly to our discussions I now propose Resolutions 1 to 16 and 18 to 22 as set out in the Notice of Meeting. Having explained the circumstances of Michael Wilson's departure from the Board, there will obviously be no poll on Resolution 17.

At the end of the meeting, after our discussions, a poll on each resolution will take place as required by our Articles of Association.

May I draw to your attention Resolutions 20 and 22 which are proposed as Special Resolutions; that means that to be effective the resolution needs to be passed by a three quarters majority of those voting on the poll.

Ladies and gentlemen, let us now move directly to our consideration of BP's performance in 2005 under Resolution 1 the Annual Report and Accounts..

As I mentioned earlier John Browne will now describe the Group's performance in 2005 and consider the forthcoming year.


Remarks by John Browne

Chairman, Ladies and Gentlemen, good morning. It's a great pleasure to see so many people here. Thank you very much for coming and thank you for your continued support which we very much appreciate.

This morning I'd like to cover our performance in 2005, our strategy which is unchanged, and the outlook for the next three years including the prospects for dividends and returns to shareholders. Those prospects are very encouraging. I'll also talk briefly about some of the highlights of what's to come in the next year or two because we're moving into a period which should be very exciting for BP.


First then 2005.

In many ways 2005 was a year of mixed fortunes for BP. In some respects it was a very difficult year.

Just over a year ago we lost 15 people and injured many more in the accident at
our refinery in Texas City in the United States.   That was an event which we
are absolutely determined should never happen again.   In the last twelve months
a great deal of work has been done to identify exactly what happened, and why.

We've conducted an extremely thorough internal enquiry, and among a number of steps, we've established an independent panel of advisers under the former US Secretary of State James Baker, to study the safety systems, and the safety culture at all our US refineries. On the basis of the work that's been done, I feel confident that we've learnt some very important lessons, and that those lessons are being applied across our operations, not just in the US, but right around the world.

2005 was also a difficult year because of the circumstances in which we were working. Continued war in the Middle East, terrorism around the world including here in London, the aftermath of the Tsunami, and disruption in the US and elsewhere, caused by the hurricanes.

In the face of all those circumstances the BP team responded magnificently.

In times of difficulty maintaining energy supplies is very important, and in each case we managed to keep supplies flowing with minimal disruption. That's a great credit to the staff of this company.

In terms of financial and operating results, 2005 was a very good year. Our financial results demonstrate the effectiveness of our strategy:

..    a record profit of $19bn;

..    a record free cash flow of $25bn;

..    a strong balance sheet with gearing at17 percent, well below our target range of 20 to 30 percent;

..    replacement under UK SORP of 100 percent of our production, with new proved reserves, and another strong year of exploration success. This is the thirteenth consecutive year that we have replaced 100 percent or more of our production;

..    divestment of Innovene, yielding cash proceeds of $8.3bn; and

..    the launch of the BP Alternative Energy business;

..    with the free cashflow generated, distributions of some $19bn of cash to shareholders;

..    and finally, an increase in the sterling and dollar dividend per share of
     26 percent year on year.

The growth in our dividends per share was the highest among the supermajors, and our total distributions to shareholders were some 50 percent higher than the average for our peer group. The results we delivered in 2005 were helped, of course, by the strength of the external environment - with high prices and good margins.

But these results couldn't have been delivered if we hadn't established strong positions in the past when oil prices were low, or without sustained levels of investment, and a continuing process of performance improvement. Each of those steps helped us to reap the benefits of a strong environment in 2005.

Looking ahead we believe the environment will continue to be favourable. The oil market in particular is still tight, with spare capacity below the historic average and much uncertainty over the security of production from a number of different countries including Iran, Iraq and Nigeria. Prices could remain well above $40 a barrel for a considerable period of time, but predicting the future is a dangerous game, and we prefer to be prudent and to test long term investments on the basis of prices of no more than $25 a barrel.

We believe we have the right strategy and we're determined to maintain the discipline we've followed so far - investing for the future, but also returning funds to our shareholders.

In the exploration and production business, our strategy is unchanged and it is to grow production with steadily improving returns by:

..    building leadership positions in a limited number of the world's most prolific hydrocarbon basins;

..    focusing on the largest fields which are likely to have the lowest unit costs and managing the decline of existing producing fields and when necessary divesting assets which are no longer competitive.

We carry forward significant momentum, including the planned start up of more than 20 new projects over the next three years, underpinning our production growth.

Our base of proven reserves and non-proven resources has grown to 59 billion bbl of oil equivalent up by 18 billion bbl or 44 percent versus 5 years ago.

In gas we operate a fully integrated business. We are currently the 2nd largest gas producer, and the 2nd largest player in LNG amongst the international oil companies. LNG is rapidly growing in significance in the portfolio.

In the refining and marketing business our strategy is:

..    to increase investment in our advantaged refining base to enhance flexibility, reliability and margins;

..    to secure low cost feedstocks through access to the right infrastructure, and through the application of our supply and trading skills;

..    and to improve marketing margins through carefully focused offers to the consumer, and through a programme designed to reduce unit cash costs in this part of the business by 10 percent by 2008.

In addition we're also developing a new business in alternative energy to meet the changing long term needs of a world in which both energy security, and the risks of environmental damage resulting from climate change, are likely to be major challenges that we shouldn't ignore. Our goal is to use advances in science and engineering to provide new sources of energy which are both green and local, with the focus here being in the power sector, the source of 40percent of global greenhouse gases.

Our objective from all these steps is to fulfil the purpose of the business - to provide customers with the goods and services they need in a sustainable way at a price they can afford. This means satisfying the need for a sustainable environment. And this is part of being a company that works consistently in ways that help to sustain the development of the world, meeting the growing demand for energy, and that helps deliver economic growth.

To underpin the delivery of these strategic objectives, we've developed a ten point business plan. It begins with safety and operational integrity and with the selection, development and motivation of people. Those are the absolute essentials for the future strength of the business. We aim to strengthen the quality of our operational activity and to achieve excellence in operational delivery at every level.

As I have mentioned we intend to develop our capabilities in preparation for a world which will need a lower carbon energy future, and to build the technology and engineering skills necessary to deliver that, and all our other business goals. Then we have a number of specific financial objectives.

We are determined to control costs, with the aim of keeping the growth of cash costs below the level of inflation. We plan to maintain the total organic capital spend to around $15bn in '06, then grow it at about $0.5bn a year to '
08. Of course, if we found important acquisitions to make, then these would be additional to these amounts. We will continue to high grade our portfolio with divestments of around $3bn a year.

There are two key outcomes from all that. First we expect production to grow, with improving margins, by about 4 percent a year to 2010. The growth rate will, of course, vary as a result of divestments. And longer term, given the quality and magnitude of our resource base, that strong production growth should continue well beyond 2010.

Secondly on the basis of that growth, and successful cost discipline, we expect to deliver further improvements in the rate of Return on Average Capital Employed relative to our peer group. All the steps necessary to deliver those outcomes are underway.

The benefits they bring will be managed within the disciplined financial framework which we have developed over many years. I've talked about the level of capital expenditure we anticipate. Our approach to the level of gearing is unchanged. We believe that a gearing band of 20 percent to 30 percent is the right level at which to maintain an efficiently leveraged balance sheet, while ensuring protection against the possibility of lower prices.

At the beginning of this year our borrowing was below this level because of the proceeds from the sale of Innovene.

Let me now turn to distributions. Our dividend policy remains unchanged. It is to grow the dividend per share progressively. In pursuing this policy and in setting the levels of dividends, the Board is guided by several considerations, including:

..    the prevailing circumstances of the Group;

..    the investment requirements, and

..    the trading environment.

We have paid out a total of $29.1bn dollars of dividends over the past 5 years. During this period, the dividends per share in dollar terms have grown by about 13 percent p.a. For the last twenty years, on average, our rate of growth of dividends per share has been 3-4 percent above the rate of inflation.

Our primary objective is to deliver sustainable growth in free cash flow and to distribute it in order to enhance shareholder returns. How much we deliver will be driven by the price and margin environment in which we operate. But if oil prices stayed at today's level - that is over $60/bbl, we estimate that this could rise to around $65bn, over the next 3 years.

All that should mean that for the company and for you as shareholders, as I may have said before, the best is yet to come.

We have not reached the limits of what is possible and the company has tremendous momentum. To illustrate what I mean let me finish by focusing on just four of the things which are happening now which will help shape the BP of 2006 and beyond, and which will help to produce the sort of returns and dividends I've talked about.

First the BTC pipeline from Baku in Azerbaijan through Georgia to Ceyhan on the Turkish Mediterranean coast. That is one of the great engineering projects of the world. It is on schedule to come onstream this year and eventually deliver up to 1 mmbd of oil to the world market, to help to underpin energy security.

Second the refinery at Texas City.   This is now coming back onstream, and we
are determined that it will be a model of performance and safety, and, of course, a very important contributor to the provision of secure supplies within the United States.

The third example is on the other side of the world. This year we are one third into completion of the development of one of the world's great gas fields at Tannguh in Papua, Indonesia. That field holds 12 trillion cubic feet of gas, and will entrench our position as one of the largest producers and suppliers of natural gas in the world. It will also help to build our position in Asia and the Pacific Coast of the US - two of the fastest growing regions in the world, with first gas by around the end of 2008.

And the fourth example is here in the UK, where as part of our strategy to develop alternative energy we hope to proceed this year with investment in the first project to produce carbon free electricity at Peterhead in Scotland. That project uses the technology of sequestration - separating carbon from hydrogen; reinjecting the carbon into the Miller field in the North Sea to improve the rate of recovery of oil and taking the hydrogen to an onshore power station to generate clean electricity. This and similar projects will produce energy which is local and green - with huge commercial potential for the future.

Those are just four examples. I could quote many more. I believe they illustrate the creative energy and dynamism of a company that is doing well, but which is determined to do even better.

We know that we cannot achieve this without your support.  Thank you very much.

                                    - ENDS -



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 20 April 2006                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary